UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

 Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD

(Exact name of registrant as specified in its charter)

Floor B1, Tower D

No 2 Guang Hua Road

Chaoyang District, Beijing 100026

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒        Form 40-F   ☐

EXPLANATORY NOTE

This current report on Form 6-K (this “Form 6-K”) is incorporated by reference into the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-257664) and the registration statement on Form F-3 of Ucommune International Ltd (File No. 333-266899), and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Ucommune to Terminate the Ucommune Venture VIE Agreements

On September 20, 2024, Ucommune (Beijing) Technology Co., Ltd. (“Ucommune Technology”), a wholly foreign-owned enterprise of Ucommune International Ltd (NASDAQ: UK) (“Ucommune” or the “Company”), issued a notice (“Notice of Termination”) to terminate the Ucommune Venture VIE Agreements (as defined below) to Ucommune (Beijing) Venture Investment Co., Ltd. (“Ucommune Venture”), a variable interest entity of the Company, and the existing shareholders of Ucommune Venture. As a result, the series of contractual arrangements entered into by and among Ucommune Technology, Ucommune Venture and/or its shareholders (the “Ucommune Venture VIE Agreements”), including exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement, shareholders’ voting rights proxy agreement and spousal consent letter, will be terminated in accordance with the terms therein following 30 calendar days after the delivery date of the Notice of Termination, by which time Ucommune Venture and its subsidiaries will be deconsolidated and their financial results will no longer be included in the Company’s consolidated financial statements.

The Company has also carried out a series of restructuring transactions where the Company’s workspace membership business for mid- to large-sized enterprise members and marketing and branding business will continue to be operated by the Company, with the financial results being included in the Company’s consolidated financial statements; and certain non-core businesses of the Company will be disposed of in connection with the Notice of Termination.

The following chart shows the corporate structure of the Company upon the termination of the Ucommune Venture VIE Agreements.

Safe Harbor Statements

This current report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s co-working office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s co-working office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this current report is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Zirui Wang
Name:	Zirui Wang
Title:	Chief Executive Officer and Chief Risk Officer

Date: September 20, 2024

[Signature Page to Form 6-K]

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